UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
OMB Number: 3235-0157 Expires: December 31, 2010 Estimated average burden hours per response3.0
Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.         To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

(a)The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

(b)The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

(c)The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

(d)The fund has become a business development company ("Business Development Company").

2.         If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR
    Filer Manual.

3.        This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.        Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.        No fee is required to submit this form or any amendments.

6.        Funds are reminded of the requirement to timely file a final Form N-S AR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.
                                                                          Text of the form begins on the next page.

SEC 1691 (5-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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I.       General Identifying Information

1.     Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]        Merger

[X]        Liquidation

[ ]        Abandonment of Registration
     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]        Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Arden Sage Multi-Strategy Master Fund, L.L.C.
3. Securities and Exchange Commission File No.: 811-22223
4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [X] Initial Application [ ] Amendment
5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 375 Park Avenue, 32nd Floor, New York, NY 10152
6.        Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Craig Krawiec, 375 Park Avenue, 32nd Floor, New York, NY 10152  212-751-5252

7.        Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
   Craig Krawiec, 375 Park Avenue, 32nd Floor, New York, NY 10152  212-751-5252

   Note:Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.        Classification of fund (check only one):

[X]        Management company;

[ ]        Unit investment trust; or

[ ]        Face-amount certificate company.

9.        Subclassification if the fund is a management company (check only one):

[ ]        Open-end                   [X]           Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware
11.      Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Arden Asset Management LLC, 375 Park Avenue, 32nd Floor, New York, NY 10152
Robeco Investment Management, Inc., 909 Third Avenue, 32nd Floor, New York, NY 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Not applicable.

13. If the fund is a unit investment trust ("UIT") provide: Not applicable.
(a) Depositor's name(s) and address(es):
(b) Trustee’s name(s) and address(es):
14.        Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?  Not applicable.

[ ] Yes                          [ ] No

If Yes, for each UIT state:

Name(s):
File No.: _______________
Business Address:
15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? [X] Yes [ ] No
If Yes, state the date on which the board vote took place: September 11, 2015
If No, explain: Not applicable.
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? [ ] Yes [X] No
If Yes, state the date on which the board vote took place: Not applicable.
If No, explain:
Pursuant to authority conferred on the Managers of the Fund, a Delaware limited liability company, by Article VI, Section 6.1(a) of the Fund's Limited Liability Company Agreement, the Managers approved the liquidation and dissolution of the Fund.

II. Distributions to Shareholders 16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? [X] Yes [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions: February 4, 2016

(b) Were the distributions made on the basis of net assets? [X] Yes [ ] No (c) Were the distributions made pro rata based on share ownership? [X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable.
(e) Liquidations only: Were any distributions to shareholders made in kind? [X] Yes [ ] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
Zero, except for Arden Sage Multi-Strategy Fund, L.L.C., Arden Sage Multi-Strategy Institutional Fund, L.L.C., Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. and Arden Sage Triton Fund, L.L.C. (collectively, the "Feeder Funds"), which invest substantially all of their assets into the Fund. Each Feeder Fund, in turn, distributed all of its assets to its investors.

17. Closed-end funds only: Has the fund issued senior securities? [ ] Yes [X] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: Not applicable.
18. Has the fund distributed all of its assets to the fund's shareholders? [ ] Yes [X] No If No,
(a) How many shareholders does the fund have as of the date this form is filed? 0
(b) Describe the relationship of each remaining shareholder to the fund: Not applicable.
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? [X] Yes [ ] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
The Boards of Managers (the “Boards”) of the Fund and the Feeder Funds (collectively, the "Funds") determined to liquidate the Funds. Pursuant to the Plan of Liquidation approved by the Boards, each of the Feeder Funds received a liquidating distribution (consisting of cash and Units of a liquidating trust to which the Fund transferred all of its assets on November 1, 2015) in February 2016, representing a complete liquidation of their interest in the Fund as of December 31, 2015 (the Liquidation Date), which was distributed to the Shareholders of each of the Feeder Funds.  Pursuant to the Plan of Liquidation, the remaining assets held in the liquidating trust (representing approximately 25% of the liquidating trust's net assets as of February 4, 2016) are expected to be completely liquidated as of December 31, 2016 and paid out in cash to the Shareholders of the Feeder Funds.

III. Assets and Liabilities 20. Does the fund have any assets as of the date this form is filed? (See question 18 above) [ ] Yes [X] No If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: Not applicable.
(b) Why has the fund retained the remaining assets? Not applicable.
(c)      Will the remaining assets be invested in securities?
           Not applicable.

[ ] Yes                   [  ] No

21.       Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes                          [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability: Not applicable.
(b) How does the fund intend to pay these outstanding debts or other liabilities? Not applicable.

IV. Information About Event(s) Leading to Request For Deregistration 22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $3,000
(ii) Accounting expenses: $0
(iii) Other expenses (list and identify separately): Administration $10,000 Custody $1,667 Liquidating Trust $7,000
(iv) Total expenses (sum of lines (i)-(iii) above): $21,667
(b) How were those expenses allocated? The expenses were allocated to the Fund.
(c)   Who paid those expenses?
Pursuant to the Expense Limitation Agreement entered into between the Feeder Funds and the Adviser, Arden Asset Management LLC (“Arden”), Arden agreed to absorb ordinary operating expenses of the Feeder Funds to the extent necessary to limit such expenses as disclosed in the Feeder Fund’s Prospectus (the “Expense Limitation”).  To the extent the Total Expenses on 22 (a)(iv) above causes the Feeder Fund’s ordinary operating expenses to be over the Expense Limitation, Arden will pay for such amount.

(d) How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.
23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? [ ] Yes [X] No
If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not applicable.
V. Conclusion of Fund Business 24. Is the fund a party to any litigation or administrative proceeding? [ ] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable.
25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs? [ ] Yes [X] No
If Yes, describe the nature and extent of those activities: Not applicable.
VI. Mergers Only Not applicable.
26. (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger:____________________
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

    The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Arden Sage Multi-Strategy Master Fund, L.L.C.,(ii) he is the President and C.E.O. of Arden Sage Multi-Strategy Master Fund, L.L.C., and (iii) all actions by shareholders, directors, and
                                                                  (Name of Fund)               (Title)                                           (Name of Fund)
any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Arden Sage Multi-Strategy Master Fund, L.L.C.

/s/ Craig Krawiec
Name: Craig Krawiec
Title: President and Chief Executive Officer

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